EXHIBIT 4.1

Description of the Company’s Capital Stock

The following description of Chemed Corporation’s capital stock is based on and qualified by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our By-laws, as amended (the “By-laws”). This description does not purport to be complete, or to give full effect to the provisions of statutory or common law, and is subject to, and qualified in its entirety by reference to, the terms of our Certificate of Incorporation and our Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

General

Our Certificate of Incorporation authorizes the issuance of 80,000,000 shares of capital stock, par value $1.00 per share.  Our Certificate of Incorporation does not authorize the issuance of shares of preferred stock.  As of February 14, 2020, we had 16,055,361 shares of capital stock outstanding.

The capital stock is listed on the New York Stock Exchange under the ticker symbol “CHE.”

Rights of Holders of Our Capital Stock

Our stockholders are entitled to one vote for each share of our capital stock held of record on all matters on which stockholders are entitled or permitted to vote.  Our Board of Directors is not classified, and our capital stock does not have cumulative voting rights in the election of directors.  As a result, the holders of a majority of the shares of our capital stock voting for the election of directors can elect all the directors standing for election.  Holders of our capital stock are entitled to receive dividends out of legally available funds when and if declared from time to time by our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of our capital stock will be entitled to share ratably in all assets remaining after payment of liabilities.  Our capital stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our Certificate of Incorporation.  The outstanding shares of our capital stock are fully paid and nonassessable.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of Delaware law, the Certificate of Incorporation and By-laws could make certain extraordinary corporate transactions involving the Company more difficult. These provisions are summarized below:

Stockholder Meetings

Under the By-laws, only our Chairman, Chief Executive Officer, President, and the Secretary may call special meetings of our stockholders, and are required to call a special meeting upon the proper request of the Board of Directors or stockholders who in the aggregate beneficially own at least 25% of the voting power of all outstanding shares of our capital stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The By-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board.

Delaware Anti-takeover Law

The Company is a Delaware corporation that is subject to Section 203 of the Delaware General Corporation Law.  Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203, but less than 85% of such stock may not engage in a “Business Combination” (as defined in Section 203, including a merger, asset sale, or other transaction resulting in a financial benefit to a stockholder), with the corporation for a period of three years from the date on which that stockholder became an “Interested Stockholder” unless (i) prior to such date, the corporation’s board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder, or (ii) the Business Combination is approved by the corporation’s board of directors and authorized by the holders of at least 66% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.  We have not opted out of Section 203.

39